Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

February 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tara Harkins

Ms. Kate Tillan

Ms. Margaret Schwartz

Ms. Laura Crotty

Re:	Finch Therapeutics Group, Inc.

Draft Registration Statement on Form S-1

Submitted on December 28, 2020

CIK No. 0001733257

Ladies and Gentlemen:

On behalf of our client, Finch Therapeutics Group, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2021 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “DRS”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the DRS and is confidentially submitting a revised Amendment No. 1 to the Company’s Confidential Draft Registration Statement (the “DRS Amendment No. 1”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted December 28, 2020

Prospectus Summary

Overview, page 1

1.	Please revise statements here and elsewhere concerning your “pivotal trials” to also refer to the phase of trial that you are referencing.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure throughout the DRS Amendment No. 1.

February 8, 2021

2.

We note your statement on page 1: “We believe data from our pivotal trial with CP101 validates our platform” and page 2: “CP101 also demonstrated a favorable safety profile, with no treatment-related serious adverse events.” Please revise this statement and all similar statements throughout your prospectus to remove implication that your product candidates are safe or effective, as these determinations are solely within the authority of the FDA and comparable regulatory bodies. Please also refrain from implying the inherent safety of microbiome therapeutics, such as “Due to this symbiotic relationship, restoration of this community is expected to present a favorable safety profile,” especially given your disclosures on page 35 concerning risks of transfer of infectious agents such as e. coli.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure throughout the DRS Amendment No. 1, including on pages 1, 2, 88, 103, 118 and 122.

3.	Please revise to balance your statement on page 1 that you have a rich clinical stage pipeline given you only have one product candidate in clinical stage.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 88 and 103 of the DRS Amendment No. 1.

4.

We note your statements on pages 1, 2, 4 and elsewhere that you are the only company with capabilities to pursue both targeted and enriched consortia, CP101 is the first orally administered, microbiome therapeutic candidate to meet its primary endpoint in a pivotal trial, and that you have the first and only late-stage, orally administered Complete Consortia product candidate. Please balance these statements with a discussion of the competitive landscape faced by the company and ensure the basis for such statements is apparent from the prospectus disclosure.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the DRS Amendment No. 1.

Key Advantages of Our Platform, page 3

5.

We note your statement on page 3 that you believe FIN-211 is positioned to be the first microbiome therapeutic in ASD, your statements on page 4 that you believe CP101 enables both a potential near-term commercial opportunity in recurrent CDI and has the ability to rapidly expand into new therapeutic areas linked to community-level dysbiosis, and your statement on page 5 that you designed your Human-First Discovery platform to rapidly scale across multiple therapeutic areas. Please revise these and similar statements to remove the implication that you have the ability to accelerate the FDA approval process required prior to commercialization, as this is outside of your control.

February 8, 2021

Response to Comment 5:

In response to the Staff’s comment, the Company has revised its disclosure throughout the DRS Amendment No. 1, including on pages 3, 5, 105 and 107.

Risk Factors, page 13

6.

We note your statements on page 20 and 35 regarding OpenBiome’s clinical hold. Please revise page 20 to disclose the current landscape surrounding FMT and related products, including with respect to SAEs reported and FDA involvement.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the DRS Amendment No. 1. In addition, the Company respectfully advises the Staff that CP101, the Company’s lead product candidate, is a distinct product from FMT. FMT is the process of transplanting stool (predominantly via colonscopy) and accompanying microbes from healthy donors into patients suffering from diseases of dysbiosis. There are no defined regulatory standards for screening, processing and delivery of FMT, and this treatment has not been approved by the FDA. By contrast, CP101 differs from FMT in several important ways. First, the Company is undergoing FDA review of CP101. Second, CP101 is delivered via capsule, whereas FMT is predominately conducted via colonoscopy. Third, the Company has a defined set of pathogen screening criteria that have been submitted to the FDA and which specifically include coverage of all of the pathogens associated with safety alerts issued by the FDA. Fourth, the Company has developed assays to ensure consistent dosing versus relying on volume of material administered. Fifth, the Company lyophilizes it product, which may result in the inactivation of certain pathogens. Given the foregoing factors, the Company respectfully advises the Staff that risks inherent in FMT are not directly applicable to CP101 or the Company’s other product candidates.

7.

We note your statement on page 61 that you are aware of a patent estate that may impact your competitive position with respect to one of your product candidates. Please revise to state the product candidate at issue and, if known, the territory covered.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 100

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

February 8, 2021

Our Approach, page 109

9.

We note the following statement on pages 3, 105 and 109: “Our Human-First Discovery platform is designed to significantly reduce drug development time and risk.” Please reconcile this statement with the backdrop to the clinical hold discussed on page 20 and the two FDA advisories issued in 2020 concerning safety measures related to FMT.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 105 and 109 of the DRS Amendment No. 1.

10.

We note your reference to FIN-211 being “first-in-class” on page 111. This term may be interpreted to suggest that your product candidate has been approved by the FDA, which is not the case. Please revise the statement to remove such suggestion.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the DRS Amendment No. 1.

Our Clinical Programs, page 111

11.	With respect to the p-value on page 115, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised its disclosure on page 116 of the DRS Amendment No. 1.

12.	Please state whether your Phase 1 trial of CP101, described on page 117, was powered for statistical significance, and if so, provide p-values.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised its disclosure on page 118 of the DRS Amendment No. 1.

Our Collaborations and License Agreements, page 125

13.

With respect to the Arizona State Agreement, please more specifically describe the nature and scope of the intellectual property that was transferred and the product candidates it relates to. Additionally, we note your statement that the royalty term expires on a country-by-country basis as to each licensed product until expiry of the last to expire claim in such country. Please revise to clarify when these claims are expected to expire.

February 8, 2021

Response to Comment 13:

In response to the Staff’s comment, the Company has revised its disclosure on page 131 of the DRS Amendment No. 1.

14.

Please revise pages 132-133 to more specifically describe the assets purchased under, and the duration of, the OpenBiome Agreement entered in November of 2020. Additionally, please revise to describe the Asset Purchase and License Agreement entered with OpenBiome in 2019 and the Material Access and License Agreement, including the intellectual property licensed thereunder, to the extent such agreements survive the closing of the November 2020 OpenBiome Agreement.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the DRS Amendment No. 1. The Company respectfully advises the Staff that the Asset Purchase and License Agreement and the Material Access and License Agreement entered into in 2019 with OpenBiome were both terminated in November 2020 in connection with the Company’s entry into the 2020 Asset Purchase Agreement with OpenBiome.

Executive Compensation, page 159

15.

We note your statement on page 161 that you have entered into employment agreements or offer letter agreements with certain of named executive officers. Please file such employment agreements or offer letter agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 15:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information and file such agreements in a future filing.

Principal Stockholders, page 170

16.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Symbiosis LLC on page 171. Refer to Item 403 of Regulation S-K.

Response to Comment 16:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information in a future filing.

Consolidated Financial Statements

Note 6. Revenue, page F-19

17.

We note that under the Takeda Pharmaceutical arrangement that you are reimbursed for certain research and development costs which are included under collaboration revenue in the consolidated statement of operations. Please explain to us the factors you considered in determining that such costs should be recognized as revenue and cite the accounting literature relied upon and how you applied it to your situation.

February 8, 2021

Response to Comment 17:

The Company respectfully advises the Staff that these research and development costs are incurred as part of the Company’s ordinary business activities in order to satisfy its combined performance obligation under the Takeda Agreement, and that these research and development activities result in the transfer of a good or service to Takeda, who is a customer benefiting from these services pursuant to a contract under ASC 606-10-15-3. The Company is entitled to cash reimbursement from Takeda for the cost of these activities, comprised of costs for research and development services incurred as part of the Company’s commercially reasonable efforts to develop a treatment for CDI. The Company performs these research and development services for Takeda under the Takeda Agreement, which is representative of a contract with a customer. The Company also advises the Staff that it plans to enhance its disclosure at the time the 2020 consolidated financial statements are added to the registration statement on Form S-1 to disclose the factors considered in determining that the reimbursable research and development costs incurred under the Takeda Agreement qualify as revenue.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 18:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

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February 8, 2021

Please direct any questions or comments concerning the DRS Amendment No. 1or this response letter to either the undersigned at +1 212 479 6474, Ryan S. Sansom at +1 617 937 2335 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Joseph D. Vittiglio, Finch Therapeutics Group, Inc.
Ryan S. Sansom, Cooley LLP
Courtney T. Thorne, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP